Exhibit 4.6

REPLACEMENT PROMISSORY NOTE SECURED BY DEED OF TRUST
FIXED RATE

Debtor Name Petco Real Estate Holdings III LLC, a Delaware limited liability company
Debtor Address	Office 95302	Loan Number
9125 Rehco Road, San Diego, CA 92121	Maturity Date August 1, 2016 (subject to extension to a date which is 102 months following the “Conversion Date” if the Loan is converted under Section 2.5 of the Loan Agreement referenced below)	Amount $10,000,000.00

$10,000,000.00	Date April 28, 2015

FOR VALUE RECEIVED, on August 1, 2016 (the “Maturity Date”), the undersigned (“Debtor”) promises to pay to the order of CALIFORNIA BANK AND TRUST (“Payee”) at the office as set forth below of MUFG UNION BANK, N.A., in its capacity as agent (“Bank”), the principal sum of Ten Million and no/100’s Dollars ($10,000,000.00), or so much thereof as is disbursed, together with interest on the balance of such principal from time to time outstanding, at the per annum rate established at the times set forth below (the “Note Rate”). Except with respect to the Stub Period, all computations of interest under this note shall be made on the basis of a year of 360 days, comprised of twelve 30-day months. All capitalized terms not otherwise defined in this Note have the meaning set forth in the Construction Loan Agreement dated March 20, 2015 made by and between Debtor as borrower and Bank as lender (the “Loan Agreement”).

1. PAYMENTS. During the Construction Loan Period, Debtor shall pay interest-only as accrued on the principal balance in installments on the first day of each month beginning May 1, 2015 (each such day, a “Payment Date”). During the Term Loan Period, Debtor shall pay principal and interest installments on each Payment Date sufficient to repay in the aggregate principal and accrued interest due hereunder over a one hundred sixty-two (162) month amortization period. The payments are subject to change if the interest rate changes as provided below. A payment will be treated as made on the date it is received. Each payment will be applied first to accrued but unpaid interest then due, and then to principal. Interest for the period from the date funds are disbursed hereunder (the Disbursement Date ) to (but excluding) the first day of the calendar month following such date (the Stub Period ) shall be computed at the Note Rate based on a year of 360 days and the actual number of days in the Stub Period This interest shall be calculated on the full amount advanced under this note and shall be paid in advance by deducting the amount due from the funds disbursed at closing. If any interest rate defined in this note ceases to be available from Bank for any reason, then said interest rate shall be replaced by the rate then offered by Bank, which, in the sole discretion of Bank, most closely approximates the unavailable rate. Whenever any payment required hereunder falls due on a day other than a Business Day such payment shall be made on the next succeeding Business Day, unless that day fails m a new calendar month, in which event such payment day shall be the next preceding Business Day. Debtor shall pay all amounts due under this note in lawful money of the United States to MUFG Union Bank, N,A„ Commercial Real Estate Loan Administration, 3151 E. Imperial Highway, Brea, CA 92821 or such other office as may be designated by Bank from time to time.

2. INTEREST RATE. The amount outstanding hereunder shall bear interest at a fixed rate per annum of three and seventy-five one-hundredths percent (3.75%).

3. LATE PAYMENTS. If Bank has not received the full amount of any payment hereunder by the end of ten (10) calendar days after the date it is due, Debtor will pay to Bank a late charge in the amount of five percent (5%) of the overdue payment, such late charge to be immediately due and payable without notice or demand by Bank. Debtor will pay this late charge only once on any late payment. Debtor agrees that Bank will incur administrative costs and other damages not compensated by payment of interest as a result of any payment not being made when due and acknowledges that calculation of actual damages is extremely difficult and impracticable and that the foregoing amount is a reasonable estimate of these damages.

4. INTEREST RATE FOLLOWING DEFAULT. In the event of default, at the option of Bank, and to the extent permitted by law, interest shall be payable on the outstanding principal under this note at a per annum rate equal to five percent (5%) in excess of the Note Rate calculated from the date of default until all amounts payable under this note are paid in full.

5. PREPAYMENT.

5.1 Debtor may prepay amounts outstanding under this note in whole or in part provided Debtor has given Bank not less than five (5) Business Days prior written notice of Debtor’s intention to make such prepayment and pays the prepayment fee due as a result. To the extent the prepayment fee is applicable under Section 6.3 below, the prepayment fee shall be determined as described in Exhibit 2.7 to the Loan Agreement, and such prepayment fee shall also be paid if Bank, for any other reason, including acceleration or foreclosure, receives all or any portion of principal prior to its scheduled payment date.

5.2 Intentionally Omitted.

5.3 Notwithstanding the foregoing, no prepayment fee shall be payable in connection with a prepayment in full hereunder during the sixty (60) day period immediately preceding the Maturity Date.

5.4 in no event shall Bank or Payee be obligated to make any payment or refund to Debtor, nor shall Debtor be entitled to any setoff or other claim against Bank or Payee, should the return which Bank or Payee could obtain under this prepayment formula exceed the interest that Bank or Payee would have received if no prepayment had occurred. All prepayments shall include payment of accrued interest on the principal amount so prepaid and shall be applied to payment of interest before application to principal. A determination by Bank as to the prepayment fee amount, if any, shall be conclusive. In the event of partial prepayment, such prepayment shall be applied to principal payments in the inverse order of their maturity.

5.5 Bank shall provide Debtor a statement of the amount payable on account of prepayment. Debtor acknowledges that (i) the fixed interest rate is offered on the understanding that it applies for the entire remaining term of the Loan, and (ii) Bank would not offer a fixed rate without Debtor’s express agreement to pay Bank the prepayment fee described above.

DEBTOR INITIALS HERE: /s/ JM

6. DEFAULT AND ACCELERATION OF TIME FOR PAYMENT. Default shall mean any of the following: (a) the occurrence of an “Event of Default” under the Loan Agreement; (b) any default by Debtor, any guarantor, co-maker, endorser, or any person or entity other than Debtor providing security for this note (hereinafter individually and collectively referred to as the “Obligor”) under any deed of trust, security agreement, guaranty or other agreement between Bank and any Obligor and such default shall continue beyond any applicable cure or notice period provided for in such deed of trust, security agreement, guaranty or other agreement; (c) the insolvency of any Obligor or the failure of any Obligor generally to pay such Obligor’s debts as such debts become due which condition continues for five (5)

Business Days or more; (d) any Obligor shall commence any voluntary proceeding under any laws relating to bankruptcy, insolvency, reorganization, arrangement, debt adjustment or debtor relief or shall consent to any relief in any involuntary proceeding under any laws relating to bankruptcy, insolvency, reorganization, arrangement, debt adjustment or debtor relief; or any involuntary proceeding under any laws relating to bankruptcy, insolvency, reorganization, arrangement, debt adjustment or debtor relief shall be commenced against any Obligor and such involuntary proceeding shall not be dismissed or discharged within sixty (60) days of commencement; (e) the assignment by any Obligor for the benefit of such Obligor’s creditors; (f) any Obligor shall apply for or consent to the appointment, or commence any proceedings for the appointment, of a receiver, trustee, custodian or similar official for all or substantially all of such Obligor’s property; or proceedings for the appointment of a receiver, trustee, custodian or similar official for all or substantially all of any Obligor’s property shall be commenced against such Obligor and not dismissed or discharged within sixty (60) days of commencement; (g) the commencement of any proceeding for the dissolution or liquidation of any Obligor; (h) the termination of existence or death of any Obligor; (i) the revocation of any guaranty or subordination agreement given in connection with this note; (j) the failure of any Obligor to comply with any order, judgment, injunction, decree, writ or demand of any court or other public authority which (i) materially adversely affects any of such Obligor’s property securing (A) the repayment of any indebtedness of such Obligor owing to Bank or Payee under the Loan Documents or (B) the performance of any other obligation of such Obligor to Bank or Payee under the Loan Documents or (ii) materially or adversely affects the performance of such Obligor’s obligations to Bank or Payee under the Loan Documents; (k) the filing or recording of any notice of levy, notice to withhold, or other legal process for taxes other than property taxes: (i) against any Obligor if the notice of levy, notice to withhold or other legal process materially adversely affects the performance of such Obligor’s obligations to Bank under the Loan Documents, or (ii) against the property of any Obligor which secures the repayment of any indebtedness or the performance of any obligation of such Obligor to Bank or Payee under the Loan Documents; (I) the issuance against any Obligor, or the property of any Obligor which secures the repayment of any indebtedness of such Obligor owing to Bank or the performance of any other obligation of such Obligor to Bank, of any writ of attachment, execution or other judicial lien that is not released, stayed, vacated, bonded against or otherwise dismissed within sixty (60) days after the date of its issuance, where the failure to do so would materially or adversely affect the performance of such Obligor’s obligations to Bank or Payee under the Loan Documents; or (m) a material deterioration from the date hereof in the financial condition of any Obligor occurs which materially adversely affects such Obligor’s ability to perform its obligations under the Loan Documents to which it is a party. Upon the occurrence of any such default, Bank, in its discretion, may cease to advance funds hereunder and may declare all obligations under this note immediately due and payable.

7. ADDITIONAL AGREEMENTS OF DEBTOR. If any amounts owing under this note are not paid when due, Debtor promises to pay all costs and expenses, including reasonable attorneys’ fees (including the fees and costs of Bank’s in-house counsel and legal staff) incurred by Bank in the negotiation, documentation and modification of this note and all related documents and in the collection or enforcement of any amount outstanding hereunder. Debtor and any Obligor, for the maximum period of time and to the full extent permitted by law, (a) waive diligence, presentment, demand, notice of nonpayment, protest, notice of protest, and notice of every kind; (b) waive the right to assert the defense of any statute of limitations to any debt or obligation hereunder; and (c) consent to renewals and extensions of time for the payment of any amounts due under this note. If this note is signed by more than one party, the term “Debtor” includes each of the undersigned and any successors in interest thereof; all of whose liability shall be joint and several. Any married person who signs this note agrees that recourse may be had against the separate property of that person for any obligations hereunder. The receipt of any check or other item of payment by Bank, at its option, shall not be considered a payment on account until such check or other item of payment is honored when presented for payment at the drawee bank. Bank may delay the credit of such payment based upon Bank’s schedule of funds availability, and interest under this note shall accrue until the funds are deemed collected. In any action brought under or arising out of this note, Debtor and any Obligor, including their successors and assigns, hereby consent to the jurisdiction of any competent court within the State of California, as provided in any alternative dispute resolution agreement executed between Debtor and Bank, and consent to service of process by any means authorized by said state’s law. The term “Bank” includes, without limitation, any holder of this note. This note shall be construed in accordance with and governed by the laws of the

State of California. This note hereby incorporates any alternative dispute resolution agreement previously, concurrently or hereafter executed between Debtor and Bank. The deed of trust securing this note permits Bank to declare all obligations hereunder immediately due and payable upon the occurrence of certain events described therein.

8. DEFINITIONS. As used herein, the following terms shall have the meanings respectively set forth below:

“Adjusted Treasuries Rate” means a per annum rate of interest based on the percentage yield on U.S. Treasury securities, plus a margin, set by Bank in its discretion, related to the general cost of corporate borrowing for a term comparable to the term of Bank’s loan to Debtor, plus Bank’s costs, including the cost, if any, of reserve requirements and FDIC assessments.

“Business Day” means a day, which is not a Saturday or Sunday, on which banks in the State of California are open for business for the funding of corporate loans.

9. REPLACEMENT NOTE. This Note is a replacement note delivered by the Debtor pursuant to the Loan Agreement and evidences a portion of the pre-existing indebtedness remaining unpaid on, and heretofore evidenced by, that certain Note executed by the Debtor in favor of MUFG Union Bank, N.A. in its capacity as lender (“UB”) dated March 20, 2015 (the “Original Note”), in the principal amount of $42,700,000.00 (the “Original Note Amount”) and heretofore delivered by the Debtor to UB pursuant to the Loan Agreement. The Debtor, and by its acceptance hereof, Payee, agree that this Note, together with the one or more replacement promissory notes delivered by the Debtor, in the aggregate principal amount equal to the Original Note Amount, each dated as of the date of this Note (collectively, the “Replacement Notes”) is delivered in substitution and replacement of the Original Note and that this Note and the other Replacement Notes do not create or evidence any new or additional indebtedness.

DEBTOR:

PETCO REAL ESTATE HOLDINGS III LLC, a Delaware limited liability company

By:	/s/ James M. Myers
Name:	James M. Myers
Title:	Chief Executive Officer